UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of April, 2009
Commission File Number: 000-52060
GMARKET INC.
(Translation of registrant’s name into English)
9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

SIGNATURES

EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
The following information is furnished to the SEC as part of this report on Form 6-K:
EXHIBITS

Exhibit No.	Document
99.1	Press Release dated April 16, 2009
99.2	Email to employees of Gmarket dated April 16, 2009
99.3	Public Notice with respect to record date

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC.
Date: April 16, 2009	By:	/s/ Duckjun (D.J.) Lee
	Name:	Duckjun (D.J.) Lee
	Title:	Chief Financial Officer